Razor Resources Inc.

PO Box 27581, 650 41st Avenue West

Vancouver, BC

Canada V5Z 4M4

Phone: (604) 267-0111

Fax: (604) 228-9528

November 2, 2005

Via Mail and Facsimile to 202-772-9218

Thomas A. Jones

Senior Attorney

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Razor Resources Inc.

Amendment No. 4 to Registration Statement on Form SB-2

Filed October 21, 2005

File No. 333-126801

Dear Mr. Jones:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Razor Resources Inc. directly at the numbers provided below.

General
  Revised to add additional disclosure and eliminate any confusion about the preparetion and source data for the Figures 3 - 5. Also corrected the order of Figures 1 - 5, they are now in proper chronological sequence.

  We appreciate your help in addressing this source of confusion, the FIgures 1 and 2 are merely locaiton maps which were prepared by Razor to aid in the disclosure regarding the whereabouts of our Mahatta property. The figures 3 - 5 are maps relating to the geology and geochemistry of our Mahatta property that were derived and published by The Geological Survey of Canada.

  The Mahatta property has been covered by the Geological Survey of Canada and the British Columbia Ministry of Energy Mines and Petroleum Resources. As part of the national geological coverage, the Geological Survey of Canada has taken stream and till samples for geochemical testing and completed airborne magnetometer surveys over the area of the Mahatta property. These data from the geochemical results and airborne mapping are then published in reports available online http://gsc.nrcan.gc.ca/index_e.php">http://gsc.nrcan.gc.ca/index_e.php through the Geological Survey of Canada. The Geological Survey of Canada is a part of the Earth Sciences Sector of Natural Resources Canada.

  Reference to the "Summary Report 2005" is simply then a reference to the Geological Survey of Canada data that is collected on a national basis and does not construe any separate or additional report prepared by Mr. Timmins.

  Glossary and Terms
  Revised to add additional definitions as per your request.

  Conclusions
  Revised as requested.
  Revised as requested, provided additional disclosure to clarify that Razor does not have any written agreement to secure Mr. Timmins services.

  Interim Financial Statements
  We believe that our most recent interim period July 31, 2005 meets the compliance with Item 310(g) of Regulation SB.

  Note 2. Summary of Significant Accounting Policies
  Revised as requested.

  Basis of Presentation
  Revised as requested.

Thank you for your comments; we hope these revisions meet with your satisfaction.

Sincerely,

Bing Wong

President

Razor Resources Inc.